Item 27. Exhibit (d) ii.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
[Springfield, MA 01111-0001]

FIXED ACCOUNT FOR DOLLAR COST AVERAGING RIDER

This rider is attached to and modifies the Contract to which it is attached on the Issue Date shown on the Contract Schedule. In the case of a conflict with any provision in the Contract, the provisions of this rider will control.

The following definitions amend the DEFINITIONS section of the Contract:

CONTRACT VALUE. The sum of your value in the Sub-Accounts and in the Fixed Account(s) during the Accumulation Phase.

FIXED ACCOUNT FOR DOLLAR COST AVERAGING. An investment option within the General Account which may be selected during the Accumulation Phase (hereinafter referred to as “DCA Fixed Account.”). The DCA Fixed Account is a fixed account from which assets are systematically transferred to any Sub-Account(s) you select.

FIXED ACCOUNT(S). DCA Fixed Account and any other fixed accounts we may offer.

The TRANSFERS DURING THE ACCUMULATION PHASE section of the Contract is amended by adding the following:

Except for scheduled DCA Fixed Account transfers, no transfers may be made from the DCA Fixed Account before the expiration or termination of the DCA Fixed Account Term. DCA Fixed Account transfers will be made on the scheduled transfer dates. If a scheduled transfer date is not a Business Day, the transfer will be made on the next Business Day.

Scheduled transfers will be made from the DCA Fixed Account monthly. You may elect to have the scheduled transfers made to any available Sub-Accounts, but not to any other Fixed Account(s).

No transfers may be made to the DCA Fixed Account from any other Fixed Account(s) or Sub-Account maintained under the Contract.

Transfers from the DCA Fixed Account are calculated on a first-in, first-out basis, which means the oldest Purchase Payments are transferred first.

The WITHDRAWAL section under the WITHDRAWAL PROVISIONS of the Contract is amended by adding the following:

If you make a partial withdrawal and you have Contract Value allocated to the DCA Fixed Account, such withdrawal will be made from the Sub-Accounts and Fixed Account(s) in the ratio that your value in each Sub-Account and Fixed Account(s) bears to your Contract Value.

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Partial Withdrawals from the DCA Fixed Account are calculated on a first-in, first-out basis, which means the oldest Purchase Payments are withdrawn first.

The following section is added to the Contract:

DCA FIXED ACCOUNT PROVISIONS

DCA FIXED ACCOUNT. During the Accumulation Phase, you may elect to have a Purchase Payment designated for allocation to the DCA Fixed Account. The DCA Fixed Account is part of our General Account.

ESTABLISHING A DCA FIXED ACCOUNT TERM. You must submit a Written Request and allocate a Purchase Payment to the DCA Fixed Account to establish a DCA Fixed Account Term. The minimum Purchase Payment to establish a DCA Fixed Account Term is shown on the Contract Schedule.

We reserve the right to reject subsequent Purchase Payments into the DCA Fixed Account to establish a DCA Fixed Account Term.

SUBSEQUENT PURCHASE PAYMENTS. You may apply additional Purchase Payments to the current DCA Term. Those additional Purchase Payments will be added to the amount in the current DCA Fixed Account Term for the remaining period of the current DCA Fixed Account Term. No transfers may be made to the DCA Fixed Account Term from any other Fixed Account(s) or Sub-Account maintained under the Contract. We reserve the right to reject subsequent Purchase Payments into the current DCA Fixed Account Term.

DCA FIXED ACCOUNT TERM. The term for the DCA Fixed Account will be for periods that will not exceed [twelve (12) months] beginning with receipt of a new Purchase Payment allocated to the DCA Fixed Account and a Written Request to establish a DCA Fixed Account Term. Only one DCA Fixed Account Term may be operative at a time. If you elect to make an allocation to a DCA Fixed Account, but your Annuity Date will occur prior to the end of that DCA term, your DCA term will expire on your Annuity Date.

A DCA Fixed Account Term will terminate:

•	at the scheduled end of the DCA Fixed Account Term;

•	if you withdraw the total Contract Value;

•	upon our receipt of due proof of the Owner’s death and election of the payment method by any Beneficiary;

•	if you apply your Contract Value to an Annuity Option; or

•	if we receive a Written Request from you to terminate the DCA Fixed Account Term at our Service Center prior to the next transfer date. If this occurs, the remaining value in the DCA Fixed Account will be allocated in accordance with your current allocation instructions, unless you indicate otherwise.

DCA FIXED ACCOUNT VALUE. Unless specified otherwise, the DCA Fixed Account Value at any time is equal to:

1.	any Purchase Payments allocated to the DCA Fixed Account; plus

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2.	any interest credited to that portion of the Contract Value in the DCA Fixed Account; less

3.	any Contract Value transferred from the DCA Fixed Account; less

4.	any prior withdrawals of Contract Value from the DCA Fixed Account and any applicable charges; less

5.	applicable charges, fees or taxes.

DCA FIXED ACCOUNT INTEREST RATE. We periodically determine the interest rate(s) to be credited to the DCA Fixed Account for each payment applied to a DCA Fixed Account Term at our sole discretion and guarantee the interest rate(s) will not be less than the Minimum Guaranteed Interest Rate as described on the Contract Schedule. The interest rate credited to each Purchase Payment applied to the DCA Fixed Account will not change for the duration of the DCA Fixed Account Term, except to account for any applicable increase to the Minimum Guaranteed Interest Rate. Interest will be credited daily on the remaining DCA Fixed Account Value. We may apply different interest rates to different portions of the DCA Fixed Account Value based upon the date on which a Purchase Payment is applied to the DCA Fixed Account Value.

MINIMUM VALUES. Any paid-up annuity, cash surrender value, or death benefits that may be available under this Contract are not less than the minimum benefits required by Section 7B of the Model Variable Annuity Regulation, model #250.

SUSPENSION OR DEFERRAL OF PAYMENTS. We reserve the right to suspend or postpone payments for a partial or total withdrawal or transfer from the DCA Fixed Account for a period of up to six (6) months, subject to State Insurance Department approval, if applicable. With regard to transfers, we will disclose to you the specific date on which the transfer will be effective, the reason for the delay and the value of the transfer as of the date we receive the request.

Signed for Massachusetts Mutual Life Insurance Company by:

[ /s/ Tokunbo Akinibajo ]	[ /s/ Roger W. Crandall ]
[SECRETARY]	[PRESIDENT]

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